

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2024

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

      Re: Icahn Enterprises L.P.
           CVR Energy, Inc.
           Schedule TO-T filed December 6, 2024 by Icahn Enterprises Holdings L.P. et. al
           File No. 005-83522

Dear Jesse A. Lynn Esq.:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed December 6, 2024

Cautionary Note on Forward-Looking Statements, page 8

1.   We note your reference to Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act. The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933, Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise or delete such references.

2.   We also note the statements that "Icahn Enterprises assumes no obligation and do not intend to update these forward-looking statements" and "[w]e do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this Offer to Purchase." Such

statements are inconsistent with the filing persons' obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 14d-3(b)(1) and 14d-4(d). Please revise such statements accordingly.

The Offer is subject to certain conditions, page 11

3.   Disclosure in this statement indicates that "[t]he minimum period during which the Offer must remain open following material changes in its terms or the information concerning it…will depend on the facts and circumstances then existing…" With a view towards improved disclosure, please advise whether this statement is intended to be modified by similar disclosure found on page 30 that "in no event will the Offer remain open for fewer than five business days following" material changes in the terms of the Offer.

Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans, page 13

4.   Disclosure in this section indicates that if Icahn Enterprises acquires beneficial ownership of at least 80% of the Company's outstanding common stock through the Offer, it may restructure its investment to include the Company with American Entertainment Properties Corp. and certain of its subsidiaries in a consolidated group for U.S. federal income tax purposes. With a view towards improved disclosure, please advise what impact, if any, this may have on the stockholders of the Company who do not tender into the Offer or who tender but remain stockholders as a result of proration.

Other Plans, page 14

5.   Disclosure in this section indicates that Icahn may, subject to the Tender Offer Agreement, acquire additional shares of the Company and may otherwise participate in potential strategic transactions available to the Company which may also entail the Icahn Entities acquiring additional equity of the Company. Please reconcile such disclosure with the disclosure on page 25 and elsewhere regarding the Tender Offer Agreement and Icahn Entities' obligations thereunder, which appear to expressly prohibit the Icahn Entities from making any such acquisitions.

6.   Disclosure in this section also indicates that Icahn Enterprises and its affiliates and the Company "*currently* are considering" (emphasis added) potential strategic transactions available to the Company and its subsidiaries as well as strategic options involving CVR Partners. If these statements are accurate, please provide the disclosure described in Item 1006(c)(1) through (7), including any plans, proposals or negotiations that relate to or would result in, without limitation, any extraordinary transaction involving the Company or any of its subsidiaries or any other material change in the Company's corporate structure or business. Refer to Item 6 of Schedule TO.

Conditions of the Tender Offer, page 21

7.   Refer to clause (ii) in the first bullet point condition on page 21. Please revise to explain what would be considered a "general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-

counter market" or delete this language. Similarly, in clause (iv), please revise to explain what would constitute "any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to materially adversely affect, the extension of credit by banks or other financial institutions in the United States…" or delete. Also, note that clause (vi) appears to be a duplicate of clause (iv).

Tender Offer Agreement, page 25

8.   Disclosure on page 25 indicates that, under the circumstances described, the Icahn Entities shall not enter into an *agreement* to acquire all the outstanding shares or enter into an agreement to increase its beneficial ownership percentage in the Company above 84% of all outstanding shares (emphasis added). With a view towards revised disclosure please advise if such restrictions would prevent the Icahn Entities from doing so if an agreement was not a required step, such as via open market purchases.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Joshua Apfelroth